June 7, 2016

Jay Ingram

Legal Branch Chief Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Enviva Partners, LP
Registration Statement on Form S-3
Filed May 4, 2016
File No. 333-211136

Ladies and Gentlemen:

Set forth below are the responses of Enviva Partners, LP (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 26, 2016, with respect to Registration Statement on Form S-3, File No. 333-211136, filed with the Commission on May 4, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and separately forwarded a copy of Amendment No. 1 that is marked to show all changes made since the filing of the Registration Statement.  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

General

1.                                      We note your disclosure in Footnote (1) to the fee table that you are registering “. . . an indeterminate amount of securities as may be issued in exchange for, or upon conversion or exercise of, as the case may be, the securities registered hereunder.” Please tell us how you are eligible to use Form S-3 for the registration of such securities. If you believe that Instruction I.B.4 of Form S-3 is available, please explain how you meet the condition of Instruction I.B.4(a)(1), which requires that the exchangeable or convertible security be outstanding at the time of effectiveness. Refer generally to Question 116.20 of our Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE: The Partnership has filed the Registration Statement pursuant to General Instruction 1.B.1 of Form S-3. The Partnership’s eligibility to rely on General Instruction I.B.1 is based on its determination that the aggregate market value of its voting and non-voting common equity held by non-affiliates exceeded $75 million as of a date within 60 days prior to the date of filing the Registration Statement. In registering “. . . an indeterminate amount of securities as

Securities and Exchange Commission

June 7, 2016

may be issued in exchange for, or upon conversion or exercise of, as the case may be, the securities registered hereunder,” the Partnership refers to Question 116.10 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations, which provides that a company meeting the float test of General Instruction I.B.1 of Form S-3 may use that form to register the offer and sale of both an immediately convertible security and the underlying security.

2.                                      Please revise your registration statement to specify each security that you are registering. In this regard, we note your reference on the cover page of your prospectus to “other classes of units representing limited partner interests.”

RESPONSE:                            For purposes of the primary offering, the Partnership intends to register only common units representing limited partner interests in the Partnership and preferred units representing preferred equity interests in the Partnership. The Registration Statement has been revised accordingly and all references to “other classes of units representing limited partner interests,” “other units” and “partnership securities” in the context of the primary offering have been deleted. Please see the registration statement fee table and related footnotes included on the cover page of Amendment No. 1, the base prospectus cover page and table of contents, page 6 and Exhibit 5.1.

3.                                      Please revise to provide the information required by Item 202 of Regulation S-K with respect to the securities being registered, including but not limited to, information regarding the common units. Refer to Item 9 of Form S-3.

RESPONSE:                            As set forth in our response to the Staff’s comment number 2, the Partnership intends to register only common units representing limited partner interests in the Partnership and preferred units representing preferred equity interests in the Partnership. The common units representing limited partner interests in the Partnership being registered pursuant to this Registration Statement are of the same class as the common units registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. As a result, Item 9 of Form S-3 does not require the Partnership to furnish the information required by Item 202 of Regulation S-K with respect to the common units being registered. As set forth on page 5 in reliance on General Instruction II.F of Form S-3, should the Partnership offer preferred units representing preferred equity interests in the Partnership, a prospectus supplement relating to the particular series of preferred units will include the specific terms of those preferred units.

Exhibit 5.1

4.                                      Please have counsel revise the legality opinion filed as Exhibit 5.1 to cover all the securities being registered. Specifically, counsel must provide an opinion with respect to the Preferred Units and the Partnership Securities. For guidance, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

RESPONSE:                            As set forth in our response to the Staff’s comment number 2, Exhibit 5.1 has been revised and references therein to “other classes of units representing limited partner interests” and “other units” have been deleted.

Securities and Exchange Commission

June 7, 2016

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

ENVIVA PARTNERS, LP

		By:	/s/ William H. Schmidt, Jr.
		Name:	William H. Schmidt, Jr.
		Title:	Executive Vice President, General Counsel & Secretary

Enclosures

cc:	E. Ramey Layne
Vinson & Elkins L.L.P.

Frank Pigott
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission